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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
50575Q 10 2
(CUSIP Number)
Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6511
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	50575Q 10 2	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,825,909 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

48,825,909 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,825,909 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	50575Q 10 2	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: Frost-Nevada Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
#59-2749083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,825,909 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

48,825,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,825,909 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	50575Q 10 2	Page	4	of	6 Pages

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
#46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,825,909 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

48,825,909 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,825,909 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	50575Q 10 2	Page	5	of	6 Pages
SCHEDULE 13D
     This Amendment No. 6 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:
     The source of funds for the acquisition of 1,508,000 shares of Common Stock from the Issuer as described in the first paragraph of Item 4 below was from working capital of the Gamma Trust.
Item 4. Purpose of Transactions
Item 4 of the Schedule 13D is hereby amended to add the following:
     On August 14, 2006, the Gamma Trust purchased 158,000 shares of Common Stock of the Issuer in an open market purchase for $126,400 in cash, or $0.80 per share. On October 5, 2006, the Gamma Trust purchased 150,000 shares of Common Stock of the Issuer in an open market purchase for $148,789.80 in cash, or $0.9917 per share. On January 8, 2007, the Gamma Trust purchased 1,200,000 shares of Common Stock of the Issuer in a private placement for $1,440,000 in cash, or $1.20 per share.
     On July 13, 2006, the Issuer granted Phillip Frost an option to purchase 1,200,000 shares of the Issuer’s Common Stock at an exercise price of $0.86 per share in connection with his appointment as Chairman of the Board of the Issuer. The option will vest in four equal annual installments commencing on July 13, 2007 provided that Dr. Frost is then still a director of the Issuer and expires on July 12, 2016.
     On August 31, 2006, the Frost Warrant expired pursuant to its terms.
     On November 6, 2006, the Issuer granted Phillip Frost an option to purchase 20,000 shares of the Issuer’s Common Stock at an exercise price of $1.39 per share upon his re-election as a director of the Issuer. The option will vest in full on November 6, 2007 provided that Dr. Frost is then still a director of the Issuer and expires on November 5, 2016.
     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended in its entirety to read as follows:

CUSIP No.	50575Q 10 2	Page	6	of	6 Pages
     (a) - (b) Each of the Reporting Persons is the beneficial owner of 48,825,909 shares of Common Stock of the Issuer. This amount represents (i) 43,013,431 shares of Common Stock held by the Nevada Trust, (ii) 40,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Dr. Frost and (iii) 5,772,478 shares of Common Stock held by the Gamma Trust. Does not include 1,220,000 shares of common stock issuable upon exercise of options held by Dr. Frost that are not currently exercisable and that will not become exercisable within the next 60 days. Each of the Reporting Persons is the beneficial owner of approximately 31.30% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 155,952,317 shares of Common Stock outstanding as of January 5, 2007.
     The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole trustee of the Gamma Trust and the Nevada Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust and the Nevada Trust, respectively, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2007

/s/ Phillip Frost
Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
Phillip Frost, Trustee